UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 30, 2005

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact Name of Registrant as Specified in its Charter)

Delaware	**001-32389**	**41-2111139**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of Principal Executive Offices)

(502) 426-4800
(Registrant's Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On October 3, 2005, NTS Realty Holdings Limited Partnership (the "NTS Realty") issued a press release to announce that it entered into separate agreements to sell GolfBrook Apartments and Sabal Park Apartments, its multifamily properties located in Orlando, Florida, to an unaffiliated Florida corporation. NTS Realty is scheduled to receive an aggregate purchase price of approximately $71.5 million for the properties at closing. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 1.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial Statements of Businesses Acquired: N/A
(b)   Pro Forma Financial Information: N/A
(c)   Exhibits:

Exhibit No.	Description
99.1	Press release of NTS Realty Holdings Limited Partnership, dated October 3, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner

/s/ Gregory A. Wells
  By: Gregory A. Wells
  Its: Executive Vice President and CFO

 Date: October 3, 2005



10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
Contact: Brian Lavin, President and CEO   **Date: October 3, 2005**

NTS Realty Holdings Limited Partnership Announces Agreement to Sell GolfBrook Apartments and Sabal Park Apartments in Orlando, Florida

Louisville, KY (October 3, 2005) (AMEX: NLP) – NTS Realty Holdings Limited Partnership (the "Company") announced today that, following the close of business on September 30, 2005, it entered into separate agreements to sell GolfBrook Apartments and Sabal Park Apartments, its multifamily properties located in Orlando, Florida, to Investors Capital Mortgage Group, Inc., an unaffiliated Florida corporation. GolfBrook Apartments is a 195-unit luxury apartment complex located on 16.5 acres, while Sabal Park is a 162-unit luxury apartment complex located on 13 acres.

Pursuant to the agreements, the Company is scheduled to receive $43,153,500 in exchange for GolfBrook Apartments and $28,350,000 for Sabal Park at closing. The purchaser is to make a deposit of $500,000 on each property. In addition, the purchaser must make an additional deposit of $500,000 on each property at the conclusion of the due diligence period. The remainder of the respective purchase prices is due in cash at the closing. The purchaser is entitled to a thirty-day due diligence period, and, if satisfied, must close on both properties within an additional thirty to sixty days. However, the Company has the unilateral right to extend the closing date until January 31, 2006. The Company intends to use the proceeds from the sales to reinvest in one or more properties or for working capital purposes.

Brian F. Lavin, the President and Chief Executive Officer of the Company's managing general partner, said "GolfBrook and Sabal Park have been successful properties for us and we believe the sale prices reflect that. We will continue to attempt to strengthen the Company by making additional acquisitions or dispositions that make economic sense for the Company and its limited partners."

About NTS Realty Holdings Limited Partnership

The Company currently owns thirty-three properties, comprised of ten multifamily properties, nineteen office buildings and business centers, three retail properties and one ground lease. The properties are located in and around Louisville and Lexington, Kentucky, Orlando and Fort Lauderdale, Florida, Indianapolis, Indiana and Atlanta, Georgia. The Company's limited partnership units are listed on the American Stock Exchange under the trading symbol "NLP."

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Safe Harbor Under the Private Securities Litigation Reform Act of 1995

This press release contains forward looking statements that can be identified by the use of words like "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

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